DD
2/20/13

[redacted]

SECURI 13011323 SION

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SEC FILE NUMBER
8 -68633

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELM CAPITAL USA LIMITED

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
154372

136 SLOANE STREET
(No. and Street)

| LONDON | | SW1X9AY UK |
|---|---|---|
| (CITY) | (state) | (zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ESTEE DORFMAN FOSTER — 1-781-780-7069 (Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

| 41 Middle Street | Newburyport | MA | 01950-2755 |
|---|---|---|---|
| (Address) | (City) | (State) | (ZIP Code) |

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public* accountant *must be supported by a statement of facts and circumstances relied on as the basis for the exemption.* See section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 19 2013
05 REGISTRATIONS BRANCH

EM
3/4/13

## OATH OR AFFIRMATION

I, Etienne Deshormes swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Elm Capital USA Limited, as of December 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Solicitor Authorised to Administer Oaths

~~Notary Public~~

HOWARD J RIND
Solicitor
BARBER YOUNG BURTON & RIND
SUITE 5 BLANDEL BRIDGE HOUSE
56 SLOANE SQUARE
LONDON SW1W 8AX

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
(m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

# Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

**Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3**

To the Members
Elm Capital USA Limited
London, SW1X9AY, UK

In planning and performing my audit of the financial statements of Elm Capital USA Limited for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 12, 2013

Elm Capital USA Limited

Audited Financial Statements

For the Year Ended December 31, 2012

Contents

Index

*****

***

*

Page

Independent Auditors Report....................................1-2

Statement of Financial Condition..............................3

Statement of Income............................................4

Statement of Changes in Member's Equity.......................5

Statement of Cash Flows .......................................6

Notes to Financial Statements.................................7-10

SUPPLEMENTARY INFORMATION:

Schedule I: Computation of Net Capital Pursuant
to SEC Rule 15c3-1..............................11

Schedule II: Exemptive Provision under Rule 15c3-3...........12

# Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043


Elm Capital USA Ltd.
London,

I have audited the accompanying statement of financial condition of Elm Capital USA Ltd., as of December 12, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

**Opinion**

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elm Capital USA Ltd., December 12, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Other Legal and Regulatory Requirements**

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, and II is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll CPA, P.C

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: February 11, 2013

Elm Capital USA Limited
Statement of Financial Condition
December 31, 2012

## Assets

| | |
|---|---|
| Cash & Cash Equivalents | $ 131,258 |
| Accounts Receivable | 7,777 |
| Prepaid Expenses | 7,196 |
| | $ 146,231 |

## Liabilities and Member's Equity

| | |
|---|---|
| Liabilities: | |
| Accounts Payable and Accrued Expenses | $ 25,444 |
| | 25,444 |
| Member's Equity | 120,787 |
| | $ 146,231 |

See accompanying notes and independent accountants' report

Elm Capital USA Limited
Statement of Income
January 1, 2012 to December 31, 2012

| | |
|---|---|
| Revenues | |
| Fee Income | $ 124,093 |
| Income Tax Refund | 8,458 |
| | 132,551 |
| Expenses: | |
| Employee compensation and benefits | 20,456 |
| Exchange rate losses | 139 |
| Regulatory fees and expenses | 2,546 |
| Occupancy | 6,043 |
| Other Expenses | 21,962 |
| Professional Fees | 42,390 |
| Taxes and Licenses | 21,946 |
| | 115,482 |
| Net Income | $ 17,069 |

See accompanying notes and independent accountants' report

Elm Capital USA Limited
Statement of Changes in Member's Equity
January 1, 2012 to December 31, 2012

| | |
|---|---|
| Balance at Beginning of Period | $ 205,718 |
| Owners Draw | (102,000) |
| Net Income | 17,069 |
| Balance at End of Year | $ 120,787 |

See accompanying notes and independent accountants' report

# Elm Capital USA Ltd
## Statement of Cash Flows
**January - December 2012**

| | Total |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | $ 17,069 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Accounts Receivable (A/R) | 17,224 |
| CRD Account | (2,320) |
| FINRA Renewal Account | 3,515 |
| Prepaid Expenses | (1,027) |
| Accounts Payable | 7,701 |
| Accrued Expense | 700 |
| Due to Affiliate | (5,930) |
| **Net cash provided by operating activities** | **36,932** |
| **FINANCING ACTIVITIES** | |
| Owners Draw | (102,000) |
| **Net cash provided by financing activities** | **(102,000)** |
| **Net cash increase for period** | **(65,068)** |
| Cash at beginning of period | 196,326 |
| **Cash at end of period** | **$ 131,258** |

See accompanying notes and independent accountants' report

1. NATURE OF BUSINESS

Elm Capital USA Limited (the company) is a United Kingdom private limited company incorporated on May 20, 2010. The Company advises private equity funds and private equity advisors. It specializes in advising General Partners in fundraising and provides advisory services for the secondary sales of private equity funds, companies portfolio of funds and portfolio of companies. The Company operates in the United States of America as an appointed representative of Elm Capital Associates Ltd. (a UK limited company) and on January 28, 2011 became a member of FINRA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

*Income Taxes*

There is no provision for income taxes. The Company will file income tax returns in the United Kingdom. The members pay income taxes in the United Kingdom similar to limited liability members in the United States.

*Basis of Accounting*

The Company uses the accrual method of accounting for financial purposes.

*Concentration of Credit Risk*

The Company maintains its cash in bank deposit accounts in the United Kingdom. The company has not experienced any losses in such accounts.

3. CASH FLOWS

Cash paid for interest and income taxes is as follows:

| | |
|---|---|
| Interest | $ 0 |
| UK Corporations Tax | 21,946 |
| | $ 21,946 |

4. CASH AND CASH EQUIVALENTS

For the purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company places its temporary cash investments with high credit quality financial institutions. At times such investments may be in excess of the Federal insurance Deposit Corporation (FDIC) insurance limit.

5. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $100,513 at December 31, 2012, which exceed required net capital of $5,000 by $95,513. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.25 to 1.0.

6. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. it is not practicable for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

7. REVENUE RECOGNITION POLICY

The Company recognizes revenue when a fund or deal closes.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 12, 2013, the date on which the financial statements were available to be issued.

9. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2012, two clients accounted for 100% of total revenues.

10. RELATED PARTY TRANSACTIONS

Certain expenses are shared with the Company's affiliate, Elm Capital Associates Limited. These expenses are rent, office expenses, other general and administrative expenses and salaries. For year to date December 31, 2012, $33,922 of shared expenses were incurred. At December 31, 2012, the Company owed it's affiliate $12,034.

11. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

12. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

13. FOREIGN CURRENCY CONVERSION

Transactions are converted into U.S. dollars on the transaction date. Foreign exchange gain or loss is recorded on the date the revenue is received and expenses are paid. Certain balance sheet accounts were converted as of December 31, 2012.

14. EXPENSE SHARING AGREEMENT

There is an expense sharing agreement between an affiliate (Elm Capital Associates Limited) and the Company for rent, other general and administrative costs and salaries. The Company is responsible for paying ordinary and necessary costs of a broker dealer including legal and audit fees, FINRA and state registration fees, SIPC, insurance, bonding premiums, employee commissions or variable compensation.

# SUPPLEMENTARY INFORMATION

Elm Capital USA Limited
Schedule I
Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2012

| | |
|---|---|
| Net Worth | $ 120,787 |
| Less: Non Allowable Assets | 14,973 |
| Less: Haircuts on Foreign Currancy | 5,301 |
| Net Capital (ANC) | 100,513 |
| Less: Capital Requirement | 5,000 |
| Excess Capital | $ 95,513 |
| Aggregate Indebtedness | $ 25,443 |
| Ratio of Aggregate Indebtedness To Net Capital | 25% |

There are the following material differences between the preceeding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2012

| | |
|---|---|
| Net Capital as reported in unaudited Part IIA | $ 106,514 |
| Increase in accrued expense | (6,000) |
| Rounding | (1) |
| Net Capital per report pursuant to Rule 17a-5(d) | $ 100,513 |

See accompanying notes and independent accountants' report

Schedule II
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Elm Capital USA Limited as of 12/31/11

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below; the section upon which such exemption is based:

A. (k)(1) business (mutual funds and/or variable annuities only) ______ 4550

B. (k)(2)(A)"Special Account for the exclusive benefit of customers" maintained X 4560

C. (k)(2)(ii)All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firms ______ 4570

| Clearing Firm SEC#s | Name | Product Code |
|---|---|---|
| 8-______ [4335A] | ______ [4335A2] | ___[4335B] |
| 8-______ [4335C] | ______ [4335C2] | ___[4335D] |
| 8-______ [4335E] | ______ [4335E2] | ___[4335F] |
| 8-______ [4335G] | ______ [4335G2] | ___[4335H] |
| 8-______ [4335I] | ______ [4335I2] | ___[4335I] |

D. (k)(3)Exempted by order of the Commission ______ 4580

See accompanying notes and independent accountants' report